DIANE D. DALMY

ATTORNEY AT LAW

8965 W. CORNELL PLACE

LAKEWOOD, COLORADO 80227

303.985.9324 (telephone)

303.988.6954 (facsimile)

email: ddalmy@earthlink.net

May 30, 2012

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20005

Via Edgar Correspondence

RE:

Endeavor Power Corp.

File No.: 000-52534

To Whom It May Concern:

I am securities counsel for Endeavor Power Corp., a Nevada corporation (the “Company”). The Company was in receipt of a comment letter dated November 10, 2011 (the “SEC Comment Letter”) regarding its annual report on Form 10-K for fiscal year ended December 31, 2010 (the “Annual Report”). The SEC Comment Letter requests that the Annual Report be amended to include an opinion from the Company’s current auditor on the financial statements for the period from inception (July 6, 2005) to December 31, 2010 and to clarify who audited the cumulative financial data. It was noted in the Comment Letter that auditor association with the cumulative data is required on an annual basis as long as the registrant is in the development stage.

On behalf of the Company, I requested relief and waiver from the requirement that the current auditor express an opinion on the financial statements for the period from inception (July 6, 2005) to December 31, 2010 in the Annual Report in correspondence dated February 13, 2012 (the "Waiver and Relief Request"). On February 14, 2012, the SEC responded denying our request (the "Denial SEC Comment Letter"). However, we did not receive the Denial SEC Comment Letter and thus were unaware of the position of the SEC.  .

Securities and Exchange Commission

Page Two

May 30, 2012

It was recently brought to our attention that the SEC denied our request as reflected in the Denial SEC Comment Letter. Therefore, as of current date, management of the Company and the auditors and legal counsel are working to resolve the issue with knowledge of the urgency of such resolution.

Sincerely,

/s/ Diane D. Dalmy

Diane D. Dalmy